Exhibit 3.5

ROSS MILLER Secretary of State 204 North Carson Street, Ste 1 Carson City, Nevada 89701-4298 (776) 684-6708 Website: secretaryofstate.biz	Filed in the office of Ross Miller Secretary of State State of Nevada	Document Number 20070343421-16 Filing Date and Time 05/17/2007 11:44 AM Entity Number C8952-1998

Certificate of Amendment (PURSUANT TO NRS 78,385 AND 78,390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After issuance of stock)

1.           Name of corporation:

Applied DNA Sciences, Inc.

2.           The articles have been amended as follows (provide article numbers, If available):

The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows

CLASS	PAR VALUE	AUTHORIZED SHARES

Common	$0.001	250,000,000
Preferred	$0.001	10,000,000

Totals:		260,000,000

(Full text of amended Article Fourth is attached)

3.           The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 51.8%

4.           Effective date of filing (optional): ________________________________________

5.           Officer Signature (required):

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote. In addition to this affirmative vote otherwise required, of the holdings of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper forms may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State AM 78,385 Amend 2007

FOURTH: The Corporation is authorized to issue two classes of stock. One class of stock shall be Common Stock, per value $0.001. The second class of stock shall be Preferred Stock, par value $0.001. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

Class	Par Value	Authorized Shares
Common	$0.001	250,000,000
Preferred	$0.001	10,000,000

Totals:		260,000,000